 Exhibit 1

KongZhong Corporation Reports Fourth Quarter 2015 Unaudited Financial Results

BEIJING, China- March 25, 2016-KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the fourth quarter of 2015 and full year 2015.

Fourth Quarter 2015 Financial Highlights

Total revenues for the fourth quarter of 2015 were US$ 42.48mn, exceeding the guidance range of US$ 41mn to US$ 42mn.

●	Total gross profit was US$ 19.02mn, within the guidance range of US$ 19mn to US$ 20mn.
Net income was US$ 6.10mn, with diluted net income per American Depositary Shares ("ADS") of US$ 0.13, exceeding the guidance range of US$ 3mn to US$ 4mn.

●	Non-GAAP net income was US$ 6.99mn, with Non-GAAP diluted net income per ADS of US$ 0.15(Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”), exceeding the guidance range of US$ 4mn to US$ 5mn.

●	As of December 31, 2015, the Company had US$ 163.43mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 3.49 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 5.75 and HK$ 13.04 per ordinary share, respectively (or US$ 44.47mn and US$ 20.29mn, respectively) as of December 31,2015, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 3.94 and HK$ 14.20 per ordinary share, respectively (or US$ 30.47mn and US$ 22.09mn, respectively) as of September 30, 2015.

Full Year 2015 Financial Highlights

●	Total revenues were US$ 179.11mn for the full year of 2015 compared to US$ 227.60mn in 2014, of which, Internet games revenues were US$ 105.04mn in 2015 compared to US$ 118.10mn in 2014, Mobile games revenues were US$ 24.65mn in 2015 compared to US$ 45.04mn in 2014 and WVAS revenues were US$ 49.42mn in 2015 compared to US$ 64.46mn in 2014.

●	Full year gross margin was 41.9% compared to 43.2% in 2014 if excluding the effect of impairment on intangible assets related to the underperformance of Guild Wars 2,of which Internet games gross margin was 50.1%, Mobile games gross margin was 40.0% and WVAS gross margin was 25.1%.

●	Net loss in 2015 was US$16.23mn compared to US$ 22.59mn net income in 2014. Net loss in 2015 included a $35.21mn impairment loss on intangible assets.

●	Non-GAAP net income was US$22.31mn compared to 2014 full year Non-GAAP net income of US$ 29.90mn. (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

Business Highlights

●	Moving forward, the Company intends to concentrate its efforts in Internet Games and Mobile games around its War Saga game platform, China's leading military genre online game platform.

●	The Company released World of Warships on November 27, 2015.

●	The Company released Heart of Thorns, the first expansion pack for Guild Wars 2 to the mainland China market on November 20, 2015.

●	The Company released mobile game, Rush Three Kingdoms, in Japan to Open Beta Test on March 10, 2016.

●	The Company released mobile game, Battle of Warship, on March 16, 2016 in China on the IOS platform.

	Three Months Ended
	December 31,	September 30,	December 31,
	2014	2015	2015
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	61,637	38,579	42,475
Internet Games	29,446	23,745	30,476
Mobile Games	15,178	2,679	1,983
WVAS	17,013	12,155	10,016

Cost of Revenues	34,962	21,676	23,454
Internet Games	15,892	11,038	14,366
Mobile Games	7,148	1,607	1,556
WVAS	11,922	9,031	7,532

Gross Profit	26,675	16,903	19,021
Internet Games	13,554	12,707	16,110
Mobile Games	8,030	1,072	427
WVAS	5,091	3,124	2,484

Gross Margin	43%	44%	45%
Internet Games	46%	54%	53%
Mobile Games	53%	40%	22%
WVAS	30%	26%	25%

Revenues

Total revenues for the fourth quarter of 2015 were US$ 42.48mn, a 10.1% increase from the third quarter of 2015 and a 31.1% decline from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 30.48mn in the fourth quarter of 2015, an increase of 28.3% from the third quarter of 2015 due to the release of World of Warships on November 27, 2015.

For the fourth quarter of 2015, mainland China online game operations achieved average monthly active users (“MAUs”) of 2.7mn and aggregated monthly paying accounts (“APAs”) of 448k with monthly average revenue per user (“ARPU”) of RMB 144.

	Three Months Ended
	December 31,2014	September 30,2015	December 31,2015
MAU	1,840k	1, 813k	2,690
APA	327k	307	448
ARPU	185	160	144

Internet game revenues made up 71.8% of total revenues in the fourth quarter of 2015.

Mobile Games Revenues

Total mobile game revenues were US$ 1.98mn, a 26.0% decrease from the third quarter of 2015 and an 86.9% decrease from the same period last year. The continued reduction in mobile game revenues was due to the shorter life cycle and high churn of recently launched smartphone games and the Company's pivot to concentrate mobile game development and licensing towards primarily military genre mobile games to bolster the War Saga brand. We expect this transition to influence mobile game revenues for the foreseeable future.

Total mobile game revenues made up 4.7% of total revenues in the fourth quarter of 2015.

WVAS Revenues

WVAS revenues were US$ 10.02mn, a 17.6% decrease from the third quarter of 2015 and a 41.1% decrease from the same period of last year. WVAS revenues continue to be impacted by the shift of traditional WVAS service towards smartphone applications and mobile operator policies.

WVAS made up 23.5% of total revenues in the fourth quarter of 2015.

Gross Profit

Total gross profit for the fourth quarter of 2015 was US$19.02mn, a 12.5% increase from gross profit in the third quarter of 2015 and a 28.7% decrease from the same period last year.

Total gross margin was 44.8% in the fourth quarter of 2015 compared to gross margins of 43.8% in the third quarter of 2015.

Internet Game Gross Profit

Internet game gross profit was US$ 16.11mn, a 26.8% increase from gross profits in the third quarter of 2015 and an 18.9% increase from the same period last year. Internet game gross margin was 52.9% compared to 53.5% in the third quarter of 2015.

Mobile Game Gross Profit

Mobile games gross profit was US$ 0.43mn, a 60.2% decrease from the third quarter of 2015 and a 94.7% decrease from the same period last year. Mobile games gross margin was 21.5% compared to 40.0% in the third quarter of 2015.

WVAS Gross Profit

WVAS gross profit was US$2.48mn, a 20.5% decrease from the third quarter of 2015 and a 51.2% decrease from the same period last year. WVAS gross margin was 24.8% compared to 25.7% in the third quarter of 2015.

Operating Expenses

Total operating expenses in the fourth quarter of 2015 were US$16.80mn compared to US$13.17mn in the third quarter of 2015.

Product development expenses in the fourth quarter of 2015 were US$ 6.18mn compared to US$ 5.77mn in the third quarter of 2015.The product development expenses increased primarily due to the Company's pivot to concentrate mobile game development and licensing towards primarily military genre mobile games to bolster the War Saga brand.

Sales and marketing expenses in the fourth quarter of 2015 were US$ 6.35mn compared to US$5.20mn in the third quarter of 2015.Sales and marketing expenses increased primarily due to the increased promotion activities of World of Warships in 2015Q4.

General and administrative expenses in the fourth quarter of 2015 were US$4.27mn compared to US$2.20mn in the third quarter of 2015. General and administrative expenses increased primarily due to the increased consulting and travel related expenses relating to our corporate investment activities, and additions to bad debt provision relating to our WVAS business.

The Company’s total headcount in the fourth quarter of 2015 was 793 staff compared to 913 staff at the end of the third quarter of 2015 as the Company has begun to optimize our cost structure for the lower amount of business in mobile games and WVAS.

Earnings

US GAAP net income and diluted income per ADS were US$ 6.10mn and US$ 0.13, respectively. Non-GAAP net income and diluted income per ADS were US$ 6.99mn and US$ 0.15, respectively.

Total ADS on a diluted basis outstanding during the fourth quarter of 2015 were 47.30mn, compared to 47.21mn outstanding during the third quarter of 2015.

For the purpose of earnings per share calculation	Number during three months ended September 30, 2015	Number during three months ended December 31, 2015
ADS (in mns)	46.78	46.87
Add: Dilution impact from options and nonvested shares	0.30	0.27
Warrants issued to business partners	0.13	0.16
ADS on diluted basis	47.21	47.30

Balance Sheet

As of December 31, 2015, the Company had US$ 163.43mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 3.49 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 49.96mn short-term bank loan. The mark to fair value of the Company’s investments in Ourgame and Forgame were priced at HK$ 5.75 and HK$ 13.04 per ordinary share, respectively (or US$ 44.47mn and US$ 20.29mn, respectively) as of December 31,2015, compared to the mark to fair value of the Company's investments in Ourgame and Forgame which were priced at HK$ 3.94 and HK$ 14.20 per ordinary share, respectively (or US$ 30.47mn and US$ 22.09mn, respectively) as of September 30, 2015.

Recent Developments

On June 29, 2015, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding proposal letter from Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates for US$8.56 in cash per American depositary share (the “ADS”, each representing forty ordinary shares) (the “Going Private Proposal”).

On July 8, 2015, the Company announced that the Board has formed a special committee (the “Special Committee”) consisting of two independent directors, Hope Ni and Xiaolong Li, and delegated to the Special Committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the Going Private Proposal. Ms. Ni is serving as the chair of the Special Committee.

On November 3, 2015, the Company announced that the Special Committee has retained Duff & Phelps, LLC and Duff & Phelps Securities LLC as its financial advisors and Skadden, Arps, Slate, Meagher &Flom as its legal counsel in connection with its review and evaluation of the Going Private Proposal.

The Board cautions the Company's shareholders and others considering trading in the Company’s securities that no decisions have been made by the Special Committee or the Company with respect to the Company's response to the Going Private Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other proposed transaction involving the Company, its securities and/or its assets will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other proposed transaction, except as required under applicable law.

Conference Call

KongZhong’s management will hold a conference call and live webcast to discuss the results at 7:30 PM Eastern Standard Time (EST) on Thursday, March 24, 2016 (7:30 AM Beijing/Hong Kong time, Friday, March 25, 2016)

The Company welcomes all interested parties to participate in the live conference call. An Operator will greet you and ask for the Conference ID shown as following.

Conference ID: 69631432

The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 3018 6771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6713 5090

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

A dial-in replay of the conference call will be available until April 1, 2016(EST):

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Toll Free Dial-in Number: 800 870 0205, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com .

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail: lifeng3@kongzhong.com

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	December 31,	September 30,	December 31,
	2014	2015	2015

Revenues	61,637	38,579	42,475
Cost of revenues	34,962	21,676	23,454

Gross profit	26,675	16,903	19,021

Operating expenses
Product development	6,083	5,772	6,176
Sales and marketing	9,076	5,198	6,353
General and administrative	4,236	2,202	4,267
Total operating expenses	19,395	13,172	16,796

Government subsidy	480	265	769

Income from operations	7,760	3,996	2,994

Interest income	1,891	1,158	3,879
Interest expense	(176)	(281)	(88)
Imputed interest on long-term liabilities	(150)	-	-
Exchange gain (loss)	385	(557)	(141)
Income before income tax expense, loss on equity method investments	9,710	4,316	6,644
Income tax expense	(641)	(142)	(321)
Loss on equity method investments	-	(273)	(223)
Net income	9,069	3,901	6,100

Earnings per ADS, basic	0.20	0.08	0.13
Earnings per ADS, diluted	0.19	0.08	0.13
Weighted average ADS outstanding (million)	46.34	46.78	46.87
Weighted average ADS used in diluted EPS calculation (million)	46.59	47.21	47.30
Net income	9,069	3,901	6,100
Other comprehensive income	(7,873)	(40,333)	4,759
Total comprehensive income	1,196	(36,432)	10,859

KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Twelve Months Ended
	December 31,	December 31,
	2014	2015

Revenues	227,596	179,113
Cost of revenues(including impairment on
intangible assets of $nil and $35,210 for 2014
and 2015, respectively)	129,279	139,363

Gross profit	98,317	39,750

Operating expenses
Product development	25,107	24,190
Sales and marketing	42,523	25,890
General and administrative	12,565	13,484
Impairment loss on intangible assets	1,323	-
Total operating expenses	81,518	63,564

Government subsidy	1,139	1,574

Income from operations	17,938	(22,240)

Interest income	8,865	7,975
Interest expense	(295)	(744)
Impairment loss on cost method investment	(2,000)	-
Imputed interest on long-term liabilities	(600)	(140)
Exchange loss	(272)	(803)
Investment income from available-for-sale securities	-	1,164
Net income (loss) before income tax expense and loss in equity method investments	23,636	(14,788)
Income tax expense	(1,048)	(797)
Loss in equity method investments	-	(642)
Net income(loss)	22,588	(16,227)

Earnings(loss) per ADS, basic	0.49	(0.35)
Earnings(loss) per ADS, diluted	0.48	(0.35)
Weighted average ADS outstanding (million)	45.70	46.73
Weighted average ADS used in diluted EPS calculation (million)	46.89	46.73
Net income	22,588	(16,227)
Other comprehensive income	1,968	4,072
Total comprehensive income	24,556	(12,155)

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of December 31,	As of September 30,	As of December 31,
	2014	2015	2015
Assets
Current assets
Cash and cash equivalents	105,093	33,139	38,304
Term deposits	16,907	26,047	25,121
Available-for-sale securities	20,014	52,563	64,756
Held-to-maturity securities	24,359	17,083	26,747
Accounts receivable (net)	30,244	24,235	24,485
Restricted cash	53,376	18,230	58,467
Other current assets	19,070	71,209	72,717
Total current assets	269,063	242,506	310,597
Non-current assets
Rental deposits	1,445	1,385	1,397
Intangible assets (net)	55,510	13,392	12,516
Property and equipment (net)	5,659	5,078	4,654
Long-term investments	-	3,844	4,773
Goodwill	90,019	86,553	84,770
Restricted cash	10,885	40,872	-
Total non-current assets	163,518	151,124	108,110
Total assets	432,581	393,630	418,707

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $31,546,$23,579 and $27,735 as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	31,600	23,590	28,075
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	42,429	7,534	49,963
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $4,622, $2,831 and $7,888 as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	4,652	2,860	7,917
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $14,693,$8,636 and $15,142 as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	22,110	16,673	20,991
Total current liabilities	100,791	50,657	106,946
Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,860, $nil and $nil as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	9,860	-	-
Long-term bank loan (including long-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of December 31, 2014, September 30, 2015 and December 31, 2015, respectively)	-	42,429	-
Total non-current liabilities	9,860	42,429	-
Shareholders’ equity	321,930	300,544	311,761
Total liabilities and shareholders’ equity	432,581	393,630	418,707

KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Twelve Months Ended
	December 31,	December 31,
	2014	2015
Cash Flows From Operating Activities
Net income (loss)	22,588	(16,227)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	21,523	10,143
Loss(gain) on disposal of property and equipment	(7)	138
Investment income from available-for-sale securities	-	(1,164)
Dividend received	-	628
Provision for bad debt	317	685
Imputed interest on long-term liabilities	600	140
Impairment loss on cost method investment	2,000	-
Loss on equity method investments	-	642
Share-based compensation	1,548	1,045
Impairment loss on intangible assets	1,323	35,210
Changes in operating assets and liabilities	(18,823)	552
Net Cash Provided by Operating Activities	31,069	31,792
Cash Flows From Investing Activities
Purchase of intangible assets	(98)	-
Purchase of term deposits	(18,521)	(9,989)
Proceeds from disposal of term deposits	6,078	1,736
Investments	(16,380)	(8,277)
Purchase of held-to-maturity securities	(191,038)	(61,703)
Purchase of available-for-sale securities	-	(24,695)
Proceeds from disposal of available-for-sale securities	-	1,501
Proceeds from disposal of held-to-maturity securities	218,358	58,174
Proceeds from disposal of property and equipment	7	34
Purchase of property and equipment	(3,122)	(2,273)
Addition of restricted cash	(42,402)	(9,241)
Release of restricted cash	15,000	9,989
Loans to equity method investee	-	(34,352)
Loans to third parties	-	(26,443)
Loan repayment from third parties	-	11,595
Net Cash Used in Investing Activities	(32,118)	(93,944)
Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	437	940
Deferred payments for acquisition of business	(2,881)	-
Deferred payments for intangible assets	(21,828)	(10,396)
Repurchase of ordinary shares	(12)	-
Proceeds from bank borrowing	42,429	7,534
Dividends paid to shareholders	(40,999)	-
Proceeds from exercise of warrants	5,940	-
Net Cash Used in Financing Activities	(16,914)	(1,922)
Effect of foreign exchange rate changes	(372)	(2,715)
Net decrease in Cash and Cash Equivalents	(18,335)	(66,789)
Cash and Cash Equivalents, Beginning of Period	123,428	105,093
Cash and Cash Equivalents, End of Period	105,093	38,304

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP gross profit excludes, as applicable, impairment loss on intangible assets. In addition, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, impairment loss on intangible assets, as well as impairment loss on cost method investment and are adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	December 31,	September 30,	December 31,
	2014	2015	2015
GAAP net income	9,069	3,901	6,100
Share-based compensation	230	234	344
Imputed interest on long-term liabilities	150	-	-
Amortization of intangibles	600	403	541
Non-GAAP net income	10,049	4,538	6,985
Weighted average ADS used in diluted EPS calculation (million)	46.59	47.21	47.30
Non-GAAP diluted net income per ADS	0.22	0.10	0.15

	Twelve Months Ended
	December 31,	December 31,
	2014	2015
GAAP net income(loss)	22,588	(16,227)
Share-based compensation	1,548	1,045
Impairment loss on cost method investment	2,000	-
Impairment loss on intangible assets	1,323	35,210
Imputed interest on long-term liabilities	600	140
Amortization of intangibles	1,841	2,143
Non-GAAP net income	29,900	22,311
Weighted average ADS used in diluted EPS calculation (million) (Note)	46.89	47.11
Non-GAAP diluted net income per ADS	0.64	0.47

Note: There is no diluted effect for the US GAAP loss per ADS. There is a diluted effect on Non-GAAP earnings per share as it was net income on Non-GAAP measures.